**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 21, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Research Frontiers Incorporated**

**File No. 000-14893 - CF#29425**

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        Research Frontiers Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 5, 2013.

        Based on representations by Research Frontiers Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.56                    through March 4, 2023

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Elizabeth M. Murphy
                    Secretary

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